UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 0-00981

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PUBLIX SUPER MARKETS, INC. 401(k) SMART PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PUBLIX SUPER MARKETS, INC.

3300 PUBLIX CORPORATE PARKWAY

LAKELAND, FLORIDA 33811

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Index to Financial Statements, Supplemental

Schedule and Exhibit

Page
Reports of Independent Registered Public Accounting Firms	1

Financial Statements:

Statements of Net Assets Available for Plan Benefits – December 31, 2007 and 2006	3

Statements of Changes in Net Assets Available for Plan Benefits – Years ended December 31, 2007 and 2006	4

Notes to Financial Statements	5

Supplemental Schedule:

Schedule H, Line 4i, Schedule of Assets (Held at End of Year) – December 31, 2007	14

Signature	15

Exhibit:

Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee

Publix Super Markets, Inc.

401(k) SMART Plan:

We have audited the accompanying statement of net assets available for plan benefits of Publix Super Markets, Inc. 401(k) SMART Plan (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007, and the changes in net assets available for plan benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe Chizek and Company LLC

South Bend, Indiana

June 25, 2008

Report of Independent Registered Public Accounting Firm

The Administrative Committee

Publix Super Markets, Inc.

401(k) SMART Plan:

We have audited the accompanying statement of net assets available for plan benefits of Publix Super Markets, Inc. 401(k) SMART Plan (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2006, and the changes in net assets available for plan benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Carter, Belcourt & Atkinson, P.A.

Lakeland, Florida

June 25, 2007

Certified Public Accountants

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2007 and 2006

	2007	2006
Assets
Investments, at fair value	$1,313,787,889	1,187,682,748
Employer contribution receivables	19,987,398	18,263,182

Total assets	1,333,775,287	1,205,945,930

Liabilities
Excess contributions payable	2,792,964	3,759,905

Total liabilities	2,792,964	3,759,905

Net assets available for plan benefits	$1,330,982,323	1,202,186,025

See accompanying notes to financial statements.

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Statements of Changes in Net Assets

Available for Plan Benefits

Years Ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:
Contributions:
Participant	$98,869,181	89,905,877
Employer – stock	19,987,398	18,263,182

Total contributions	118,856,579	108,169,059

Investment income:
Net appreciation of investments	56,669,885	187,288,437
Dividends	23,099,479	11,937,816
Interest	4,500,696	3,303,438

Total investment income	84,270,060	202,529,691

Total additions	203,126,639	310,698,750

Deductions from net assets attributed to:
Benefits paid to participants	73,737,581	56,637,449
Fees paid by participants	592,760	516,727

Total deductions	74,330,341	57,154,176

Net increase	128,796,298	253,544,574
Net assets available for plan benefits:
Beginning of year	1,202,186,025	948,641,451

End of year	$1,330,982,323	1,202,186,025

See accompanying notes to financial statements.

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Description of Plan and Summary of Accounting Policies

The following brief description of the Publix Super Markets, Inc. 401(k) SMART Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or the summary plan description for a complete description of the Plan provisions. The Plan was amended on August 8, 2007, to reflect certain provisions of the final regulations under Internal Revenue Code Sections 401(k) and 401(m) that were published on December 29, 2004. The Plan was subsequently amended and restated on January 22, 2008, with an effective date of January 1, 2007, as required by the Internal Revenue Service.

(a)	General

The Plan is a voluntary defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Employees of Publix Super Markets, Inc. and its wholly owned subsidiaries, Publix Alabama, LLC and Publix Asset Management Company (the “Company” or “Publix”) are eligible to participate in the Plan six months after their hire date, if they are at least 18 years of age. The Plan year is a calendar year.

(b)	Contributions

Eligible employees may contribute up to 10% of their annual eligible compensation, subject to the maximum contribution limits established by federal law. Participants direct the investment allocations of their contributions and the earnings thereon among twelve investment fund options offered under the Plan. The Company may make a discretionary annual matching contribution to the accounts of eligible participants of the Plan as determined by the Company’s Board of Directors. During 2007 and 2006, the Company’s Board of Directors approved a match of 50% of eligible contributions up to 3% of eligible wages, not to exceed a maximum match of $750 per employee. The match is determined as of the last day of the Plan year and funded by the Company in the subsequent Plan year in the form of common stock of Publix Super Markets, Inc. (“Company stock”). Participants may direct the investment allocations of their matching contributions and the earnings thereon by requesting a transfer from the Publix Stock Fund to any of the other investment fund options offered under the Plan. The Plan Administrator processes transfer requests on the next valuation effective date for Company stock.

(c)	Participant Accounts

Two separate accounts are maintained for each participant, a Savings Contributions Account and a Matching Contributions Account (the “Accounts”). Plan earnings are allocated and credited to the Accounts as of each valuation date. Each participant’s share of earnings is determined by the Plan Administrator, on a weighted average basis, so that each participant receives a pro-rata share. Forfeitures of non-vested Company contributions by separated or former participants and of Accounts of separated or former participants or beneficiaries that cannot be located after two years are used to reduce future Company matching contributions. Forfeitures, and earnings thereon, totaling $88,166 and $94,564 were used to reduce the Company matching contributions for the years ended December 31, 2007 and 2006, respectively. As of December 31, 2007 and 2006, forfeitures totaled $91,364 and $91,689, respectively.

(d)	Vesting

Participants are immediately vested in their contributions and earnings thereon. Company matching contributions and earnings thereon are 100% vested upon completing three years of credited service, reaching age 60, total disability or death. Matching contributions cannot be withdrawn or distributed until vested.

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Notes to Financial Statements

(e)	Loans to Participants

All actively employed Plan participants with available account balances may apply for a loan from their Accounts. The minimum amount a participant may borrow is $1,000. The maximum amount a participant may borrow is the lesser of: 1) 50% of the balances in the participant’s Savings Contributions Account and vested Matching Contributions Account; or 2) $50,000, less the participant’s highest outstanding loan balance during the previous twelve month period. However, any money held by the participant in the Company stock component of the Publix Stock Fund cannot be borrowed. Participants may initiate one loan each year and may only have one outstanding loan at a time. All legal and administrative costs incurred as a result of a loan are paid by the participant. The interest rate is determined by State Street Bank and Trust Company as of the first day of each calendar quarter based on the U.S. prime interest rate as published in the Wall Street Journal. The interest rate on a loan is fixed for the term of the loan.

A participant can choose repayment terms of up to five years. Repayments of principal and interest are made through after-tax payroll deductions each pay period. Repayments of principal and interest are credited pro-rata to the participant’s Savings Contributions Account and Matching Contributions Account from which the loan was originally funded and reinvested according to the participant’s current investment elections. Upon separation of employment, all unpaid principal and accrued interest on any loan outstanding is immediately due and payable. Participants may repay a loan in total at any time after the loan has been in effect for at least 90 days and participants must wait 30 days between paying off one loan and initiating a new loan.

(f)	Distribution of Benefits

Benefits are recorded when paid.

Upon reaching age 59 1/2, a participant who is actively employed by the Company may elect to withdraw all or a portion of his/her Savings Contributions Account and the vested portion of his/her Matching Contributions Account.

A participant who reaches age 70 1/2 and who is actively employed by the Company may elect to begin receiving distribution of benefits on or before April 1 of the calendar year following the year in which the participant reaches age 70 1/2.

Upon separation of service, retirement, disability or death, a participant or his/her beneficiary may elect to receive full distribution of his/her Savings Contributions Account and vested Matching Contributions Account as of the valuation date immediately preceding the date of distribution, subject to certain restrictions on the sale of Company stock. If the value of the participant’s vested Accounts is $1,000 or less, the participant generally will receive an automatic distribution from the Plan as soon as administratively practicable. If the value of the participant’s vested Accounts exceeds $1,000 and the participant is not 62 years of age or older, the participant may elect to defer distribution. Payment of a deferred distribution must be made to a participant no later than 60 days after the end of the Plan year in which the participant reaches age 62.

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Notes to Financial Statements

Distribution of Benefits, continued

If the value of a deceased participant’s Savings Contributions and Matching Contributions Accounts is $5,000 or less, the participant’s beneficiary generally will receive an automatic distribution from the Plan as soon as administratively practicable. If the value of a deceased participant’s Accounts exceeds $5,000, the beneficiary may elect to defer distribution. Payment of a deferred distribution must be made to a beneficiary other than a surviving spouse by December 31 of the calendar year containing the fifth anniversary of the participant’s death. If the beneficiary is the participant’s surviving spouse, distribution can be deferred until December 31 of the calendar year in which the participant would have reached age 70 1/2 or by December 31 of the calendar year immediately following the calendar year in which the participant died, whichever is later.

(g)	Termination of Plan

The Company expects to continue the Plan indefinitely, but is not contractually obligated to do so. The Company reserves the right to discontinue its contributions at any time and the right to amend or discontinue the Plan at any time. If the Plan is ever terminated, participants will be fully vested in all amounts credited to their Matching Contributions Accounts.

(h)	Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

(i)	Investments

The Plan’s investments are stated at fair value. Quoted market prices are used to value shares of mutual funds. Investment in Company stock, which represents 77.4% and 78.2% of the Plan’s net assets available for plan benefits as of December 31, 2007 and 2006, respectively, is valued at fair value based upon an appraisal prepared by an independent appraiser. Participant loans are reported at their outstanding balances, which approximates fair value. The fair value of the Plan’s interest in the SSgA Stable Value Fund is based upon the net asset value of such fund reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund manager. The fair values of the Plan’s interests in collective investment funds, other than the SSgA Stable Value Fund, are based upon the net asset values of the funds as reported by the fund managers. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

(j)	Investment Risk

Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect Plan participants’ account balances and the amounts reported in the financial statements and supplemental schedule of the Plan.

(k)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires the Plan to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Notes to Financial Statements

(l)	Recent Accounting Standards

In September 2006, the Financial Accounting Standards Board (the “FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157, “Fair Value Measurement,” effective for fiscal years beginning after November 15, 2007. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements. In February 2008, the FASB issued FASB Staff Position No. 157-2, “Effective Dates of FASB Statement No. 157,” which defers the effective date of SFAS 157 for all nonrecurring fair value measurements of non-financial assets and liabilities until fiscal years beginning after November 15, 2008. The adoption of SFAS 157 is not expected to have a material effect on the Plan’s net assets available for plan benefits or changes in net assets available for plan benefits.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” effective for fiscal years beginning after November 15, 2007. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The adoption of SFAS 159 is not expected to have a material effect on the Plan’s net assets available for plan benefits or changes in net assets available for plan benefits.

(2)	Administration of the Plan

The Primary Trustee for the Plan, State Street Bank and Trust Company, is responsible for maintaining custody of the investment funds and other assets in which the employee contributions are invested, excluding Company stock. Tina P. Johnson is the Trustee responsible for maintaining custody of the Company stock component of the Publix Stock Fund. CitiStreet LLC serves as the third-party Plan Administrator. Officers and employees of the Company perform certain administrative functions for the Plan with no compensation from the Plan. The Plan administration costs are paid by the Company, except as follows:

•

Administrative fees of $127,592 and $101,555 for the years ended December 31, 2007 and 2006, respectively, were deducted from the Accounts of former employees and beneficiaries and were paid to CitiStreet LLC.

•

Loan fees of $465,168 and $411,047 for the years ended December 31, 2007 and 2006, respectively, were deducted from the Accounts of Plan participants who received loans and were paid to CitiStreet LLC.

•

Redemption fees of $4,125 for the year ended December 31, 2006 were deducted from the Accounts of Plan participants who had trading activity that met the definition of “market timing” under the applicable investment fund. Redemption fees assessed by an applicable investment fund were reinvested in such fund for the benefit of that fund’s stockholders with fund balances. Redemption fees are not paid to or retained by the applicable fund manager, CitiStreet LLC or the Plan.

(3)	Investments

The Plan consists of the following investments in addition to participants’ loans:

(a)	American Funds EuroPacific Growth (R-3) Fund

This mutual fund seeks long-term capital growth by investing in stocks of attractive valued companies located in Europe and the Pacific Basin.

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Notes to Financial Statements

(b)	Pennsylvania Mutual Fund (Service Class)

This mutual fund seeks long-term capital growth by investing primarily in securities of companies with small and micro market capitalizations, using a disciplined value approach. Effective September 30, 2006, the Pennsylvania Mutual Fund (Service Class) replaced the Managers Special Equity Fund as the investment fund option for the small cap blend asset class.

(c)	SSgA Strategic Balanced Funds

These collective investment funds use an asset allocation approach to provide for both current income and capital appreciation. The underlying investments of these funds are stock and fixed income funds. These funds offer diversification by blending risk across different types of investments (i.e., conservative, moderate and aggressive). The three SSgA Strategic Balanced Funds are:

SSgA Aggressive Strategic Balanced Fund

This fund seeks to provide capital growth. This fund seeks to match a composite benchmark that is made up of 85% stocks and 15% bonds.

SSgA Moderate Strategic Balanced Fund

This fund seeks to provide capital growth with some income for stability. This fund seeks to match a composite benchmark that is made up of 55% stocks and 45% bonds.

SSgA Conservative Strategic Balanced Fund

This fund seeks to provide income and a modest level of capital growth. The fund seeks to match a composite benchmark that is made up of 25% stocks and 75% bonds.

(d)	SSgA S&P MidCap Index Fund

This collective investment fund seeks to replicate the Standard & Poor’s MidCap 400 Index (“S&P MidCap 400 Index”). The fund buys and holds stocks in the same market-weighted proportions as the S&P MidCap 400 Index.

(e)	Janus Adviser Forty Fund (S Shares)

This mutual fund seeks long-term capital growth by investing in a core group of 20-40 common stocks selected for their growth potential. The fund may invest in companies of any size, from larger, well-established companies to smaller, emerging growth companies. Effective June 30, 2007, this fund replaced the Legg Mason Partners Large Cap Growth (A) Fund, formerly known as the Smith Barney Large Cap Growth (A) Fund, as the investment fund option for the large cap growth asset class.

(f)	Davis New York Venture (A) Fund

This mutual fund seeks to invest in growing companies that are selling at value prices and holds on to them for the long term. The fund seeks companies recognizable as strong global leaders, companies that are underfollowed or overlooked but have strong business fundamentals, and companies that are controversial and face negative headlines.

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Notes to Financial Statements

(g)	SSgA S&P 500 Index Fund

This mutual fund seeks to replicate the Standard & Poor’s 500 Index (“S&P 500 Index”), an index made up of 500 common stocks of U.S. companies that is generally considered to be representative of the overall U.S. stock market. The fund buys and holds stocks in the same market-weighted proportions as the S&P 500 Index.

(h)	PIMCO Total Return (Admin.) Fund

This mutual fund seeks maximum total return, investing for both current income and capital growth, consistent with preservation of capital and prudent investment management. The fund focuses on intermediate maturity, fixed income securities that can include U.S. government and corporate bond securities, mortgage and other asset-backed securities, U.S. dollar-denominated securities of non-U.S. issuers and money market instruments.

(i)	SSgA Stable Value Fund

This collective investment fund seeks to preserve capital while maintaining a rate of return comparable with other conservative fixed income investments. The fund invests in high quality investment contracts issued by insurance companies, banks and other financial institutions as well as short-term investment products.

(j)	Publix Stock Fund

This fund includes two components: Company stock and cash awaiting investment in Company stock. Cash awaiting investment in Company stock is invested in a short-term fixed income funding vehicle, SSgA Yield Enhanced Short Term Investment Fund, a collective investment fund. The cash component of this fund includes employee contributions and loan repayments, transfers from other investments to purchase Company stock, dividends earned on Company stock and income earned on all of these deposits. The cash component of this fund is used to purchase Company stock on specified purchase dates.

The fair value of investments in the following fund represented 5% or more of the Plan’s net assets available for plan benefits.

	December 31,
	2007	2006
Publix Stock Fund	$1,030,145,512	939,869,219

During 2007 and 2006, the Plan’s investments (including gains on investments bought and sold, as well as held during the year) appreciated in value by $56,669,885 and $187,288,437, respectively, as follows:

	Year Ended December 31,
	2007	2006
Publix Stock Fund	$38,572,473	174,963,834
Mutual Funds	15,087,336	8,606,357
Collective Investment Funds	3,010,076	3,718,246

	$56,669,885	187,288,437

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Notes to Financial Statements

(4)	Contracts With Insurance Companies

Investments held by the SSgA Stable Value Fund were deemed fully benefit-responsive within the definition of FSP AAG
INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Audit Guide and Defined-Contribution Health and Welfare and Pension Plans” (the “FSP”). As required by the FSP, these investments are reported at fair value in the statement of net assets available for plan benefits. In addition, any material difference between the fair value of these investments and their contract value is to be presented as a separate adjustment line attributable to fully benefit-responsive investment contracts in the statement of net assets available for plan benefits. The contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The Plan’s management has determined that the estimated fair value of the Plan’s fully benefit-responsive investment contracts as of December 31, 2007 and 2006, approximates fair value and the difference between fair value and contract value is immaterial. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves required against contract value for credit risk of the contract issuer. The average yields based on actual income were approximately 3.56% and 4.89% on December 31, 2007 and 2006, respectively. The average yields based on interest rates credited to participants were approximately 4.56% and 4.90% on December 31, 2007 and 2006, respectively. Crediting interest rates for floating rate contracts are reset periodically and are usually adjusted either monthly or quarterly.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include termination of the Plan, a material adverse change to the provisions of the Plan, the employer’s election to withdraw from a contract in order to switch to a different investment provider or employer-initiated events, if material. The Plan Administrator does not believe that the occurrence of any such event is probable.

Investment contracts generally impose conditions on both the fund and the issuer (also referred to as the “wrap provider”). If an event of default, within the meaning of an investment contract, occurs and is not cured, the non-defaulting party may terminate the contract. If the trustee is the defaulting party, the wrap provider receives accrued but unpaid fees plus a fee penalty if the contract is less than two years old, and the contract terminates at fair value. If the wrap provider is the defaulting party, the difference between fair value and contract value is made up by the wrap provider, and the wrap provider receives accrued but unpaid fees up to the date of default.

(5)	Employer Contribution Receivables

The employer contribution receivables are contributed in the form of Company stock. The matching contribution, net of forfeitures, of $19,987,398 for the 2007 Plan year was recorded as a receivable in the financial statements as of and for the year ended December 31, 2007 and funded by the Company in the 2008 Plan year with the transfer of 965,575 shares of Company stock. The matching contribution, net of forfeitures, of $18,263,182 for the 2006 Plan year was recorded as a receivable in the financial statements as of and for the year ended December 31, 2006 and funded by the Company in the 2007 Plan year with the transfer of 917,748 shares of Company stock.

Participants who are eligible to receive a matching contribution may request a transfer of the match and the earnings thereon from the Publix Stock Fund to any of the other investment fund options. The Plan Administrator processes transfer requests on the next valuation effective date for Company stock. Valuation effective dates are generally March 1, May 1, August 1 and November 1.

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Notes to Financial Statements

(6)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2007	2006
Net assets available for plan benefits per the financial statements	$1,330,982,323	1,202,186,025
Amounts allocated to withdrawing participants	(4,977,002)	(3,835,997)

Net assets available for plan benefits per the Form 5500	$1,326,005,321	1,198,350,028

The following is a reconciliation of benefit payments to participants per the financial statements to the Form 5500:

	Year ended December 31,
	2007	2006
Benefits paid to participants per the financial statements	$73,737,581	56,637,449
Amounts allocated to withdrawing participants at end of year	4,977,002	3,835,997
Amounts allocated to withdrawing participants at beginning of year	(3,835,997)	(2,208,363)
Accrued excess contributions payable at end of year	(2,792,964)	(3,759,905)

Benefits paid to participants per the Form 5500	$72,085,622	54,505,178

Distributions of excess contributions for the years ended December 31, 2007 and 2006 per the Form 5500	$2,792,964	3,759,905

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Notes to Financial Statements

Reconciliation of Financial Statements to Form 5500, continued

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment on or before December 31, 2007 and 2006, but not yet paid as of that date. Distributions of excess contributions and any allocable income that were paid for the 2007 and 2006 Plan years were recorded as liabilities in the financial statements as of and for the years ended December 31, 2007 and 2006.

(7)	Related-Party Transactions

Certain Plan investments are collective investment funds and mutual funds managed by State Street Global Advisors (SSgA), the investment management division of State Street Bank and Trust Company, which is the Primary Trustee for the Plan. Citigroup Inc. and State Street Bank and Trust Company have 50/50 ownership interests in CitiStreet LLC, the third-party Plan Administrator, as a joint venture.

Therefore, the transactions involving these investments, in addition to Company stock, qualify as party-in-interest transactions. Certain administrative and service fees, as detailed in note 2 of these financial statements, also may be considered party-in-interest transactions. The Plan received cash dividends on Company stock of $19,375,624 and $9,062,947 for the years ended December 31, 2007 and 2006, respectively. Such dividends were invested in the Publix Stock Fund.

As of December 31, 2007 and 2006, the number of shares of Company stock held in participant Accounts totaled 49,765,483 and 47,229,609, respectively, with fair values of $1,030,145,512 and $939,869,219, respectively.

Company matching contributions are made primarily in Company stock. The values of such contributions are reported as employer stock contributions in the statements of changes in net assets available for plan benefits. During the years ended December 31, 2007 and 2006, all matching contributions were made in Company stock.

(8)	Tax Status

The Plan, as amended and restated as of July 1, 2001, received a favorable tax determination letter, dated April 30, 2002, from the Internal Revenue Service under Section 401(a) of the Internal Revenue Code, as amended (the “Code”). As such, the Plan’s design is exempt from federal income taxes under Code Section 501(a). Though the Plan has been amended and restated since July 1, 2001, the Plan Administrator believes the Plan continues to be qualified and the Plan has been and is currently being operated in compliance with the applicable requirements of the Code and the Plan document. The Plan, as amended and restated as of January 1, 2007, requested a favorable tax determination letter from the Internal Revenue Service on January 31, 2008.

Supplemental Schedule

PUBLIX SUPER MARKETS, INC.

401(k) SMART PLAN

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

December 31, 2007

Name of Issuer and Title of Issue	Number of Units/Shares	Cost	Fair Value
American Funds EuroPacific
Growth (R-3) Fund	371,726	$16,120,748	18,608,604
Pennsylvania Mutual Fund (Service Class)	889,426	10,215,837	9,588,017
SSgA Strategic Balanced Funds:
SSgA Aggressive Strategic Balanced Fund *	573,347	6,590,036	8,320,690
SSgA Moderate Strategic Balanced Fund *	799,786	9,138,832	11,576,987
SSgA Conservative Strategic Balanced Fund *	300,356	3,613,475	4,274,948
SSgA S&P MidCap Index Fund *	77,236	2,964,726	3,124,756
Janus Adviser Forty Fund (S Shares)	1,450,906	49,890,612	60,154,572
Davis New York Venture (A) Fund	326,318	10,428,031	13,055,996
SSgA S&P 500 Index Fund *	1,398,511	27,864,002	33,802,003
PIMCO Total Return (Admin.) Fund	1,164,564	12,330,320	12,449,189
SSgA Stable Value Fund *	19,408,314	32,400,662	36,335,488
Publix Stock Fund:
SSgA Yield Enhanced Short Term
Investment Fund *	1,533,587	18,497,210	18,569,938
Common stock of Publix Super Markets, Inc. *	49,765,483	571,995,313	1,030,145,512
Participants’ Loans at rates of 4.00% to 8.25% *		—	53,781,189

		$772,049,804	1,313,787,889

*	Parties-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Publix Super Markets, Inc. 401(k) SMART Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PUBLIX SUPER MARKETS, INC.
401(k) SMART PLAN

Date: June 25, 2008	By:	/s/ Linda S. Kane
Linda S. Kane
Vice President Benefits Administration
and Assistant Secretary
Publix Super Markets, Inc.,
Plan Administrator